December 13, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (301)774-8434

Mr. Hunter R. Hollar
President and Chief Executive Officer
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, Maryland 20832

Re:	Sandy Spring Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 11, 2005
	File No. 000-19065

Dear Mr. Hollar:

      We have reviewed your response letter dated November 22,
2005
and have the following additional comment.


Form 10-K for the year ended December 31, 2004, filed on March 11,
2005

Note 7 - Goodwill and Other Intangible Assets, page 43

1. Please provide us with the second step of your goodwill
impairment
analysis performed for the leasing unit as described in paragraph
21
of SFAS No. 142, which compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Alternatively, please tell us why you believe a second step goodwill impairment analysis is not required and/or appropriate. We note your reference to Appendix A to SFAS No. 142 in this regard, but are unclear what example or examples you are attempting to cite by analogy to your particular facts and circumstances. Please explain your rationale for the determinations made which support your current accounting in your next response letter as necessary.


* * * * *

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief


Mr. Hunter R. Hollar
Sandy Spring Bancorp, Inc.
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